SCMP GROUP

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BY REGISTERED POST

Date: 6 June 2005


05008956

Exemption No. 33-51010

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Room 3099
Mail Shop 3-7, Washington D.C. 20549
U.S.A.

82-3327

SUPPL

Attention: Ms Sandra Folsom

Dear Sirs,

SCMP Group Limited (Exemption No. 33-51010)

On behalf of SCMP Group Limited, a company listed in Hong Kong, I am furnishing the below listed document pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934:

Announcement on Continuing Connected Transactions

Yours faithfully,
For and on behalf of
SCMP Group Limited



Vera Leung
Legal Counsel and Company Secretary

Enclosures

VL/jc



CoSec\Correspondence\announcement distribution – continuing connected transactions

SCMP Group Limited
SCMP集團有限公司*
（在百慕達註冊成立之有限公司）
（股份代號：583）

持續關連交易

本公司之附屬公司與Kerry Group Limited之附屬公司於二零零四年訂立有關提供廣告服務、出版服務及物流服務之交易。本公司之附屬公司與Kerry Group Limited之附屬公司於二零零五年不時持續訂立提供該等服務之交易。

由於Kerry Group Limited為本公司之關連人士，該等交易構成及將構成持續關連交易，故須遵守上市規則第14A章之申報、公告及年度審核規定，但毋須獲本公司獨立股東批准。

持續關連交易

本公司之附屬公司與Kerry Holdings、嘉里建設、嘉里物流及嘉里物業已訂立及將不時訂立有關提供廣告服務、出版服務及物流服務之交易。Kerry Group Limited為本公司之主要股東（定義見上市規則），於本公佈日期持有本公司已發行股本約38.09%。嘉里建設為Kerry Holdings之附屬公司，因此為Kerry Group Limited之附屬公司。嘉里物流及嘉里物業均為嘉里建設之附屬公司。因此，Kerry Group Limited、Kerry Holdings、嘉里建設、嘉里物流及嘉里物業均為本公司之關連人士（定義見上市規則），該等交易構成及將構成本公司之持續關連交易，故須遵守上市規則第14A章之申報、公告及年度審核規定。

甲、廣告服務

南華早報出版（本公司之附屬公司）之業務包括出版、印刷及分銷《南華早報》及《星期日南華早報》，就提供廣告服務與Kerry Holdings訂立下列協議：

(a) 南華早報出版與Kerry Holdings於二零零三年十二月二十九日訂立一項協議，據此，南華早報出版同意向Kerry Holdings及Kerry Group之其他公司提供分類廣告及公司通告服務，由二零零四年一月一日起至二零零四年十二月三十一日止為期一年。服務費按所提供之廣告服務並參照南華早報出版當時向其他客戶收取之廣告費計算，且收取Kerry Holdings之費用不優於獨立第三方客戶之費用。

(b) 南華早報出版與Kerry Holdings於二零零三年十月二十三日訂立一項協議，據此，南華早報出版同意向Kerry Holdings及Kerry Group之其他公司提供商業廣告服務，由二零零三年十月二十五日起至二零零四年十月二十四日止為期一年。服務費按所提供之廣告服務並參照南華早報出版當時向其他客戶收取之廣告費計算，且收取Kerry Holdings之費用不優於獨立第三方客戶之費用。

(c) 南華早報出版與Kerry Holdings於二零零四年十月十一日訂立一項協議，據此，南華早報出版同意向Kerry Holdings及Kerry Group之其他公司提供商業廣告服務，由二零零四年十月十七日起至二零零五年十月十六日止為期一年。服務費按所提供之廣告服務並參照南華早報出版當時向其他客戶收取之廣告費計算，且收取Kerry Holdings之費用不優於獨立第三方客戶之費用。

(d) 南華早報出版與Kerry Holdings於二零零四年十二月三日訂立一項協議，據此，南華早報出版同意向Kerry Holdings及Kerry Group之其他公司提供分類廣告及公司通告服務，由二零零五年一月一日起至二零零五年十二月三十一日止為期一年。服務費按所提供之廣告服務並參照南華早報出版當時向其他客戶收取之廣告費計算，且收取Kerry Holdings之費用不優於獨立第三方客戶之費用。

付款條款

根據上述協議應付之服務費須於南華早報出版發出發票該月之下一個月月底前以現金支付。

遵守上市規則之規定及年度上限

截至二零零四年十二月三十一日止財務年度就上述交易支付之服務費合共為4,954,511.72港元。由於截至二零零四年十二月三十一日止財務年度就上述交易適用之百分比率（定義見上市規則第14.07條）（盈利比率除外）高於0.1%但低於2.5%，故上述交易須遵守上市規則第14A章之申報、公告及年度審核規定，但毋須獲本公司獨立股東批准。

根據上市規則第14A.34條，在二零零四年廣告交易總額首次超逾1,000,000港元及上市規則第14.07條所界定之適用百分比（盈利比率除外）0.1%時，本公司須於二零零四年三月作出公佈，而本公司未有在適當時候作出公佈。

本公司獲知會，聯交所正查詢就於二零零四年延遲披露上述廣告服務交易之事宜。

上文(a)及(b)項所述兩項協議之期限已經屆滿。

預計於截至二零零五年十二月三十一日止財務年度就上述(c)及(d)項所述協議訂立之交易，根據上市規則第14.07條界定之相關百分比率（盈利比率除外），將高於0.1%但低於2.5%，因此須遵守上市規則第14A章之申報、公告及年度審核之規定。本公司預期截至二零零五年十二月三十一日止財務年度按上文(c)及(d)項所述協議應付之服務費總額上限將為7百萬港元。該總額上限乃按Kerry Holdings之相關附屬公司及Kerry Group之其他公司分別於截至二零零二年、二零零三年及二零零四年十二月三十一日止過去三個財務年度之廣告開支、市場對二零零五年之經濟活動增加及消費者信心提高之看法，以及二零零四年之廣告開支較二零零三年有所增長而推算。根據上市規則第14A.36條，若超逾該7百萬港元上限或當更新(c)及(d)項所述協議或協議條款有重大修訂，本公司將重新遵守上市規則第14A.35(3)及(4)條的規定。

由二零零五年一月一日至二零零五年四月三十日，根據(c)及(d)項之協議所收取之廣告費總額為1,438,975港元，剛超逾上市規則第14.07條界定之適用百分比率（盈利比率除外）0.1%。

乙、物流服務

嘉里物流與本公司之附屬公司就提供物流服務訂立下列協議：

(a) 南華早報零售與嘉里物流於二零零二年九月十六日訂立一項協議，據此，嘉里物流獲委聘向南華早報零售提供中央倉儲設施服務，由二零零二年十月一日起至二零零三年九月三十日止為期一年。該期限按相同條款及條件多次續期，最終延續至二零零四年十一月九日。南華早報零售與嘉里物流於二零零四年十一月五日訂立另一項協議，據此，嘉里物流獲委聘向南華早報零售提供中央倉儲設施服務，期限為由二零零四年十一月九日起至二零零四年十二月三十一日止，隨後於二零零四年十一月三十日終止。根據該等協議，嘉里物流按所服務的零售店鋪數目、貨物遞送的緊急程度或額外所需的倉儲位置收取倉儲費，此費用以現金支付。

(b) 博益出版與嘉里物流於二零零三年三月二十五日訂立一項協議，據此，嘉里物流獲委聘提供配送及貨物遞送服務，由二零零三年三月一日起至二零零四年二月二十九日止為期一年。該期限按相同條款及條件多次續期，最終延續至二零零五年一月三十一日。根據該協議，嘉里物流按有關書籍配送量收取服務費，該費用以現金支付。

付款條款

根據上述協議應付之物流服務費須於嘉里物流出具發票時由博益出版及南華早報零售以現金支付。

遵守上市規則之規定

截至二零零四年十二月三十一日止財務年度就上述交易支付之物流服務費總額為2,232,965港元。由於截至二零零四年十二月三十一日止財務年度就上述交易適用之百分比率（定義見上市規則第14.07條）（盈利比率除外）高於0.1%但低於2.5%，故上述交易須遵守上市規則第14A章之申報、公告及年度審核規定，但毋須獲本公司獨立股東批准。

於截至二零零二年十二月三十一日及二零零三年十二月三十一日止財務年度，本公司所承擔之物流服務費總額分別為1,885,000港元及2,650,000港元。有關此等交易及其獲聯交所豁免之詳情載於本公司日期為二零零三年十月三日之公佈，並於本公司二零零二年及二零零三年年報中披露。

鑒於南華早報零售已於二零零四年十二月停止營運，本公司預期截至二零零五年十二月三十一日止年度之物流服務費總額將不會超過上市規則第14.07條所界定之相關百分比率（盈利比率除外）0.1%。倘根據物流服務協議已付或應付之費用總額超過上市規則第14.07條所界定之有關百分比率（盈利比率除外）0.1%，本公司將須遵守上市規則之申報、公告及年度審核規定。

丙、出版服務

南華早報出版與嘉里物業及嘉里建設就提供出版服務訂立下列協議：

(a) 南華早報出版與嘉里物業於二零零三年十二月五日訂立一項協議，據此，南華早報出版受聘於二零零四年六月為嘉里物業出版一期「羅蔘譜」雜誌。根據該協議，嘉里建設將於每出版一期雜誌時支付製作費及管理費（或廣告成本）。此外，印刷費、排版費及分色費為非固定費用，將於每期出版時另行議定。該協議已完全履行，所收取之金額為305,000港元。

(b) 南華早報出版與嘉里物業於二零零四年六月十一日訂立一項協議，據此，南華早報出版受聘於二零零四年八月為嘉里物業出版一期「羅蔘譜」雜誌。根據該協議，嘉里物業將於每出版一期雜誌時支付編輯製作費及管理費。此外，印刷費、排版費及分色費為非固定費用，將於每期出版時另行議定。該協議已獲完全履行，所收取之金額為589,000港元。

(c) 南華早報出版與嘉里建設於二零零四年十月十四日訂立一項協議，據此，南華早報出版受聘為嘉里建設出版四期「羅蔘譜」雜誌，其中兩期雜誌已出版：第一期雜誌於二零零四年十二月而第二期雜誌於二零零五年四月出版。根據該協議，嘉里建設將就每期出版之雜誌支付編輯製作費及管理費。此外，印刷費、排版費及分色費為非固定費用，將於每期出版時另行議定。所有費用均以現金支付。南華早報出版收取第一期雜誌之費用為498,305港元及第二期雜誌之費用為490,000港元。現時尚有兩期雜誌未完成並須根據該協議出版。

(d) 南華早報出版與嘉里建設訂立一項交易，於二零零四年十一月製造年曆。製造年曆所收取之金額為162,906港元。

付款條款

根據上述協議應付之費用須於南華早報出版發出發票該月之下一個月月底前支付。

遵守上市規則之規定及年度上限

於二零零三年，本集團並未有向Kerry Group提供出版服務。

截至二零零四年十二月三十一日止財務年度就上述交易收取之總金額為1,555,211港元。就出版服務向Kerry Group所收取之總金額，於二零零四年年底首次超逾1,000,000港元及適用百分比0.1%。由於截至二零零四年十二月三十一日止財務年度就上述交易適用之百分比率（定義見上市規則第14.07條）（盈利比率除外）高於0.1%但低於2.5%，故上述交易須遵守上市規則第14A章之申報、公告及年度審核規定，但毋須獲本公司獨立股東批准。

如上所述，上文(a)、(b)及(d)項所載協議已完全履行。

預計上文(c)項所述之協議於截至二零零五年十二月三十一日止財務年度之相關百分比率（定義見上市規則第14.07條）（盈利比率除外）將高於0.1%但低於2.5%，因此須遵守上市規則第14A章之申報、公告及年度審核之規定。本公司預期截至二零零五年十二月三十一日止財務年度按該協議應付之出版費總額上限將為2百萬港元。該總額上限乃按上文(a)、(b)及(c)項所述南華早報出版就過往之雜誌出版所收取之金額及二零零五年預計增加雜誌之刊印數量及內容而推算。根據上市規則第14A.36條，若超逾該2百萬港元上限或當更新(c)項所述協議或協議條款有重大修訂，本公司將重新遵守上市規則第14A.35(3)及(4)條的規定。

由二零零五年一月一日至二零零五年四月三十日，根據上文(c)項之協議所收取之費用總額為490,000港元。

董事意見

董事（包括本公司之獨立非執行董事）認為，上述所有交易均按及將按對本集團而言不遜於提供予獨立第三方客戶或供應商之一般商業條款進行，而就本公司及本公司股東而言屬公平合理，並符合本公司及本公司股東之整體利益。

訂立持續關連交易之原因

本公司為投資控股公司。本集團之主要業務包括在香港出版、印刷及分銷《南華早報》、《星期日南華早報》及其他印刷及電子刊物。本集團亦透過其附屬公司在香港經營錄像及影片後期製作以及物業投資等業務。

南華早報出版為本公司之間接全資附屬公司，從事報章及雜誌出版業務。在香港出版之刊物包括《南華早報》、《星期日南華早報》及其他印刷及電子刊物。南華早報零售為本公司之間接全資附屬公司，經營零售店鋪業務至二零零四年十二月止。博益出版為本公司之間接全資附屬公司，從事書籍出版業務。

Kerry Holdings為投資控股公司，並為嘉里建設之控股公司。

嘉里物流主要為向香港之供應商及零售連鎖店提供包括貨物存倉、貨存數量管理及交付之物流服務。透過其設於香港嘉里貨運中心內之現代化電子交易履行方案中心，嘉里物流能為本公司之附屬公司提供完善及統一之補給運作。本公司管理層認為嘉里物流是於香港享有良好聲譽之物流服務提供者。

嘉里建設為一間投資控股公司。嘉里建設之附屬公司的主要業務包括物業發展及投資、物流、貨運、擁有及經營貨倉業務、進行基建有關之投資及擁有和經營酒店業務。嘉里物業乃嘉里建設之附屬公司，主要從事物業代理業務。

提供廣告及出版服務乃本集團之一般及日常業務。此外，委聘嘉里物流提供物流服務，將為本公司之附屬公司顯著減少相關行政及管理費用。根據本集團及上述Kerry Group從事之業務，董事（包括獨立非執行董事）認為該等交易乃按及將按一般商業條款訂立，並符合本公司業務利益及本公司股東之整體利益。

釋義

「本公司」	指	SCMP集團有限公司，一間於百慕達註冊成立之有限公司，其股份於聯交所主板上市
「董事」	指	本公司之董事，包括獨立非執行董事
「本集團」	指	本公司及其附屬公司
「香港」	指	中華人民共和國香港特別行政區
「Kerry Group」	指	Kerry Group Limited，本公司之主要股東（定義見上市規則）及其附屬公司
「Kerry Holdings」	指	Kerry Holdings Limited，Kerry Group Limited之附屬公司
「嘉里物流」	指	嘉里物流（香港）有限公司，嘉里建設之附屬公司
「嘉里建設」	指	嘉里建設有限公司，Kerry Group Limited之附屬公司，其股份於聯交所主板上市
「嘉里物業」	指	嘉里物業代理有限公司，嘉里建設之附屬公司
「上市規則」	指	香港聯合交易所有限公司證券上市規則
「博益出版」	指	博益出版（集團）有限公司，本公司之附屬公司
「南華早報零售」	指	南華早報零售有限公司，本公司之附屬公司
「南華早報出版」	指	南華早報出版有限公司，本公司之附屬公司
「聯交所」	指	香港聯合交易所有限公司

香港，二零零五年六月三日

承董事會命
公司秘書
梁慧寶

於本公佈日期，董事會成員包括：
執行董事
郭孔演先生（主席）及郭惠光女士
非執行董事
Roberto V. Ongpin先生（副主席）、邱繼炳博士及黃宗祥先生
獨立非執行董事
夏佳理先生、利定昌先生及李國寶博士

* 僅供識別

SCMP Group Limited

SCMP集團有限公司 *

(Incorporated in Bermuda with limited liability)

(Stock Code: 583)

CONTINUING CONNECTED TRANSACTIONS

In 2004, the subsidiaries of the Company entered into transactions concerning the provision of advertising services, the provision of publication services and the provision of logistics services with subsidiaries of Kerry Group Limited. Subsidiaries of the Company continue to enter into such transactions with subsidiaries of Kerry Group Limited from time to time in 2005.

As Kerry Group Limited is a connected person of the Company, the transactions constituted and will constitute continuing connected transactions and are subject to the reporting, announcement and annual review requirements under Chapter 14A of the Listing Rules, but do not require the approval of the Company's independent shareholders.

CONTINUING CONNECTED TRANSACTIONS

The subsidiaries of the Company have entered, and from time to time will enter into transactions concerning the provision of advertising services, the provision of publication services and the provision of logistics services with Kerry Holdings, Kerry Properties, Kerry Logistics and Kerry Real Estate. Kerry Group Limited is a substantial shareholder (as defined in the Listing Rules) of the Company holding approximately 38.09% of the Company's issued share capital as at the date of this announcement. Kerry Properties is a subsidiary of Kerry Holdings, which in turn is a subsidiary of Kerry Group Limited. Kerry Logistics and Kerry Real Estate are subsidiaries of Kerry Properties. Accordingly, Kerry Group Limited, Kerry Holdings, Kerry Properties, Kerry Logistics and Kerry Real Estate are connected persons (as defined in the Listing Rules) of the Company and these transactions constituted and will constitute continuing connected transactions for the Company subject to reporting, announcement and annual review requirements under Chapter 14A of the Listing Rules.

A. Advertising Services

SCMPP, a subsidiary of the Company involved in the business of publishing, printing and distribution of the *South China Morning Post* and *Sunday Morning Post*, entered into the following agreements with Kerry Holdings for the provision of advertising services.

(a) An agreement dated 29 December 2003 made between SCMPP and Kerry Holdings whereby SCMPP agreed to provide classified advertising and corporate notices services to Kerry Holdings and other companies in the Kerry Group for a term of one year from 1 January 2004 to 31 December 2004. The service fee was based on the advertising services provided by reference to the prevailing commercial rates charged by SCMPP of other customers and was no more favourable to Kerry Holdings than those available to independent third party customers.

(b) An agreement dated 23 October 2003 made between SCMPP and Kerry Holdings whereby SCMPP agreed to provide display advertising services to Kerry Holdings and other companies in the Kerry Group for a term of one year from 15 October 2003 to 14 October 2004. The service fee was based on the advertising services provided by reference to the prevailing commercial rates charged by SCMPP of other customers and was no more favourable to Kerry Holdings than those available to independent third party customers.

(c) An agreement dated 11 October 2004 made between SCMPP and Kerry Holdings whereby SCMPP agreed to provide display advertising services to Kerry Holdings and other companies in the Kerry Group for a term of one year commencing from 17 October 2004 to 16 October 2005. The service fee shall be based on the advertising services provided by reference to the prevailing commercial rates charged by SCMPP of other customers and are no more favourable to Kerry Holdings than those available to independent third party customers.

(d) An agreement dated 3 December 2004 made between SCMPP and Kerry Holdings whereby SCMPP agreed to provide classified advertising and corporate notices services to Kerry Holdings and other companies in the Kerry Group for a term of one year from 1 January 2005 to 31 December 2005. The service fee shall be based on the advertising services provided by reference to the prevailing commercial rates charged by SCMPP of other customers and are no more favourable to Kerry Holdings than those available to independent third party customers.

Payment terms

The service fees payable pursuant to the above agreements are payable in cash by the end of the month following the month in which SCMPP issued invoices.

Compliance with Listing Rules and Annual Cap

The aggregate amount of service fees for the above transactions paid for the financial year ended 31 December 2004 amounted to HK$4,954,511.72. As the applicable percentage ratios as defined under Rule 14.07 of the Listing Rules (other than the profits ratio) in respect of the transactions above for the financial year ended 31 December 2004 are more than 0.1% but less than 2.5%, they are subject to the reporting, announcement and annual review requirements under Chapter 14A of the Listing Rules, but do not require the approval of the Company's independent shareholders.

In accordance with Rule 14A.34 of the Listing Rules, an announcement should have been made by the Company when the aggregate amount of advertising transactions for 2004 first exceeded HK$1,000,000 and 0.1% of the applicable percentage ratios as defined under Rule 14.07 of the Listing Rules (other than the profits ratio) in March 2004; the Company has not made announcement in a timely manner.

The Company was informed that the Stock Exchange is looking into the matters in respect of the delayed disclosure of the abovementioned advertising services in 2004.

The terms of the two agreements described under items (a) and (b) above have expired.

It is expected that the relevant percentage ratios as defined under Rule 14.07 of the Listing Rules (other than the profits ratio) in respect of the transactions entered into pursuant to the agreements described under items (c) and (d) above for the financial year ending 31 December 2005 will be more than 0.1% but less than 2.5%, and therefore subject to the reporting, announcement and annual review requirements under Chapter 14A of the Listing Rules. The Company expects that the maximum aggregate amount of service fees payable under the agreements described under items (c) and (d) will be HK$7 million for the financial year ending 31 December 2005. Such maximum aggregate amount is estimated based on the advertising expenditure of the relevant subsidiaries of Kerry Holdings and other companies in the Kerry Group in the past three financial years ended 31 December 2002, 2003 and 2004, respectively, and the market's view over the increase in economic activity and consumer confidence in 2005 as well as the growth in the 2004 advertising expenditure compared with that of 2003. In accordance with Rule 14A.36 of the Listing Rules, the Company will re-comply with Rules 14A.35(3) and (4) of the Listing Rules if the HK$7 million cap is exceeded or when the agreements described under items (c) and (d) are renewed or there is a material change to the terms of the agreements.

The total advertising service fees received under the agreements described under items (c) and (d) from 1 January 2005 to 30 April 2005 was HK$1,438,975 which just exceeded 0.1% of the applicable percentage ratios as defined under Rule 14.07 of the Listing Rules (other than the profit ratio).

B. Logistics Services

Kerry Logistics entered into the following agreements with subsidiaries of the Company for the provision of logistics services.

(a) An agreement dated 16 September 2002 made between SCMP Retailing and Kerry Logistics, wherein Kerry Logistics was engaged to provide central warehouse storage facilities services to SCMP Retailing for a term of one year from 1 October 2002 to 30 September 2003. The term was extended on the same terms and conditions on several occasions, with the final extended term until 9 November 2004. SCMP Retailing and Kerry Logistics entered into another agreement dated 5 November 2004, wherein Kerry Logistics was engaged to provide central warehouse storage facilities services to SCMP Retailing for the period from 9 November 2004 to 31 December 2004, which was subsequently terminated on 30 November 2004. Under the agreements, Kerry Logistics charged a storage fee, payable in cash, according to the number of retail outlets served, urgency of delivery request or overflow storage space required.

(b) An agreement dated 25 March 2003 made between SCMP Book Publishing and Kerry Logistics, wherein Kerry Logistics was engaged to provide distribution and delivery services for a term of one year from 1 March 2003 to 29 February 2004. The term was extended on the same terms and conditions on several occasions, with the final extended term until 31 January 2005. Under the agreement, Kerry Logistics charged a service fee, payable in cash, according to the volume of distribution and books involved.

Payment terms

The logistics service fees payable pursuant to the above agreements are payable in cash by SCMP Book Publishing and SCMP Retailing upon presentation of invoices by Kerry Logistics.

Compliance with Listing Rules

The aggregate amount of logistics service fee for the above transactions paid for the financial year ended 31 December 2004 amounted to HK$2,232,965. As the applicable percentage ratios as defined under Rule 14.07 of the Listing Rules (other than the profits ratio) in respect of the transactions above for the financial year ended 31 December 2004 are more than 0.1% but less than 2.5%, they are subject to the reporting, announcement and annual review requirements under Chapter 14A of the Listing Rules, but do not require the approval of the Company's independent shareholders.

The aggregate amount of logistics service fee incurred by the Company for the financial year ended 31 December 2002 and 31 December 2003 is HK$1,885,000 and HK$2,650,000 respectively. Details of these transactions and the waiver from the Stock Exchange in respect of them are set out in the Company's announcement dated 3 October 2003 and disclosed in the Company's 2002 and 2003 annual reports.

Given that SCMP Retailing ceased trading in December 2004, the Company does not expect to incur, for the year ending 31 December 2005, logistics services fees which aggregate amount will give rise to any percentage ratio as defined under Rule 14.07 of the Listing Rules (other than the profits ratio) exceeding 0.1%. The Company will comply with the reporting, announcement and annual review requirements under the Listing Rules if the relevant percentage ratios as defined under Rule 14.07 of the Listing Rules (other than the profits ratio) in connection with the aggregate amount of fees paid or payable under the logistics services agreements exceeds 0.1%.

C. Publication Services

SCMPP entered into the following agreements with Kerry Real Estate and Kerry Properties for the provision of publication services.

(a) An agreement dated 5 December 2003 made between SCMPP and Kerry Real Estate, whereby SCMPP was engaged to publish one issue of the magazine, "The Dress Circle" for Kerry Real Estate, in June 2004. Under the agreement, Kerry Properties will pay a production fee and management fee (or advertising cost) upon publication of each issue. In addition, printing costs, pagination costs and colour separation charges are variable charges to be determined and agreed upon at the time of publication of each issue. The agreement has been fully performed and the amount received was HK$305,000.

(b) An agreement dated 11 June 2004 made between SCMPP and Kerry Real Estate, whereby SCMPP was engaged to publish one issue of the magazine, "The Dress Circle" for Kerry Real Estate, in August 2004. Under the agreement, Kerry Real Estate will pay an editorial production fee and management fee upon publication of each issue. In addition, printing costs, pagination costs and colour separation charges are variable charges to be determined and agreed upon at the time of publication of each issue. The agreement has been fully performed and the amount received was HK$589,000.

(c) An agreement dated 14 October 2004 made between SCMPP and Kerry Properties, whereby SCMPP was engaged to publish four issues of the magazine, "The Dress Circle" for Kerry Properties. Two issues of the magazine have been published – the first issue in December 2004 and the second in April 2005. Under the agreement, Kerry Properties will pay an editorial production fee and management fee upon publication of each issue. In addition, printing costs, pagination costs and colour separation charges are variable charges to be determined and agreed upon at the time of publication of each issue. All charges are payable in cash. SCMPP received HK$498,305 for the first issue and HK$490,000 for the second issue. Two more issues of the magazine are outstanding and remain to be published under the agreement.

(d) SCMPP entered into a transaction with Kerry Properties to produce a year calendar in November 2004. The amount received for production of the calendar was HK$162,906.

Payment terms

The fees payable pursuant to the above agreements are payable by the end of the month following the month in which SCMPP issued invoices.

Compliance with Listing Rules and Annual Cap

The Group did not provide publication services to the Kerry Group in 2003.

The aggregate amount received in the financial year ended 31 December 2004 for the above transactions is HK$1,555,211. The aggregate amount received from the Kerry Group for the publication services first exceeded HK$1,000,000 and 0.1% of the applicable ratios towards the end of 2004. As the applicable percentage ratios as defined under Rule 14.07 of the Listing Rules (other than the profits ratio) in respect of the transactions above for the financial year ended 31 December 2004 are more than 0.1% but less than 2.5%, they are subject to the reporting, announcement and annual review requirements under Chapter 14A of the Listing Rules, but do not require the approval of the Company's independent shareholders.

As stated above, the agreements described under items (a), (b) and (d) above have been fully performed.

It is expected that the relevant percentage ratios as defined under Rule 14.07 of the Listing Rules (other than the profits ratio) in respect of the agreement described under item (c) above for the financial year ending 31 December 2005 will be more than 0.1% but less than 2.5%, and therefore subject to the reporting, announcement and annual review requirements under Chapter 14A of the Listing Rules. The Company expects that the maximum amount of publication fees payable under this agreement will be HK$2 million for the financial year ending 31 December 2005. Such maximum aggregate amount is estimated based on the amounts received by SCMPP for the publication of the past issues of the magazine as detailed in the above items (a), (b) and (c) and the expected increase in printed copies and contents of the magazine in 2005. In accordance with Rule 14A.36 of the Listing Rules, the Company will re-comply with Rules 14A.35(3) and (4) of the Listing Rules if the HK$2 million cap is exceeded or when the agreement described under item (c) above is renewed or there is a material change to the terms of the agreement.

The amount of fees received pursuant to the agreement under item (c) from 1 January 2005 to 30 April 2005 is HK$490,000.

OPINION OF THE DIRECTORS

The Directors, including independent non-executive Directors of the Company, are of the view that all of the above transactions are and will be conducted on normal commercial terms that are no less favourable to the Group than terms available to or from independent third party customers or suppliers, are fair and reasonable so far as the Company and the shareholders of the Company are concerned and are in the interests of the Company and the shareholders of the Company as a whole.

REASONS FOR THE CONTINUING CONNECTED TRANSACTIONS

The Company is an investment holding company. The principal activities of the Group consist of the publishing, printing and distribution of the *South China Morning Post, Sunday Morning Post* and other print and digital publications in Hong Kong. The Group is also involved in video and film post-production and property investment through its subsidiaries in Hong Kong.

SCMPP, an indirect wholly owned subsidiary of the Company, is in the newspaper and magazine publishing business. Publications include the *South China Morning Post, Sunday Morning Post* and other print and digital publications in Hong Kong. SCMP Retailing, an indirect wholly owned subsidiary of the Company was, until December 2004, in the operation of retail outlets business. SCMP Book Publishing, an indirect wholly owned subsidiary of the Company, is in the book publishing business.

Kerry Holdings is an investment holding company and is the holding company of Kerry Properties.

Kerry Logistics is principally engaged in the provision of logistics services including warehousing, inventory management and delivery for supply and retail chains in Hong Kong. Through its modern e-fulfilment centre at the Kerry Cargo Centre in Hong Kong, Kerry Logistics is able to provide seamless, centralised replenishment operation for the subsidiaries of the Company. The management of the Company considers Kerry Logistics to be a reputable provider of logistics services in Hong Kong.

Kerry Properties is an investment holding company. The principal activities of the subsidiaries of Kerry Properties comprise property development and investment, logistics, freight, warehouse ownership and operations, infrastructure-related investment and hotel ownership and operations. Kerry Real Estate, a subsidiary of Kerry Properties, is principally engaged in estate agency.

The provision of advertising and publication services are in the ordinary and usual course of business of the Group. In addition, engaging Kerry Logistics to provide logistics services will result in the subsidiaries of the Company reducing a significant amount of relevant administrative and overhead costs. In view of the businesses carried on by the Group and the Kerry Group as referred to above, the Directors, including the independent non-executive Directors, consider that the transactions are and will be conducted on normal commercial terms and are beneficial to the business of the Company and the interests of the shareholders of the Company as a whole.

DEFINITIONS

"Company"	SCMP Group Limited, a company incorporated in Bermuda with limited liability, whose shares are listed in the Main Board of the Stock Exchange
"Directors"	Directors of the Company including independent non-executive Directors
"Group"	Company and its subsidiaries
"Hong Kong"	Hong Kong Special Administrative Region of the People's Republic of China
"Kerry Group"	Kerry Group Limited, a substantial shareholder of the Company (as defined in the Listing Rules) and its subsidiaries
"Kerry Holdings"	Kerry Holdings Limited, a subsidiary of Kerry Group Limited
"Kerry Logistics"	Kerry Logistics (Hong Kong) Limited, a subsidiary of Kerry Properties
"Kerry Properties"	Kerry Properties Limited, a subsidiary of Kerry Group Limited and whose shares are listed in the Main Board of the Stock Exchange
"Kerry Real Estate"	Kerry Real Estate Agency Limited, a subsidiary of Kerry Properties
"Listing Rules"	Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"SCMP Book Publishing"	SCMP Book Publishing Limited, a subsidiary of the Company
"SCMP Retailing"	SCMP Retailing (HK) Limited, a subsidiary of the Company
"SCMPP"	South China Morning Post Publishers Limited, a subsidiary of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited

Hong Kong, 3 June 2005

By Order of the Board
Vera Leung
Company Secretary

As at the date hereof, the Board comprises:
Executive Directors
Mr. Kuok Khoon Ean (Chairman) and Ms. Kuok Hui Kwong
Non-executive Directors
Mr. Roberto V. Ongpin (Deputy Chairman), Tan Sri Dr. Khoo Kay Peng and Mr. Robert Ng Chee Siong
Independent Non-executive Directors
Mr. Ronald J. Arculli, Mr. Peter Lee Ting Chang and Dr. The Hon. David Li Kwok Po

* *For identification purpose only*